                                                                      EXHIBIT 99

H. J. HEINZ FINANCE COMPANY
AND SUBSIDIARIES

CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
AS OF MAY 1, 2002 AND MAY 2, 2001 AND FOR THE
THREE YEARS IN THE PERIOD ENDED MAY 1, 2002

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of H.J. Heinz Finance Company

     In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of H.J. Heinz Finance ("the Company") and its subsidiaries at May 1, 2002 and May 2, 2001, and the results of their operations and their cash flows for each of the three years in the period ended May 1, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
July 2, 2002

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED AND COMBINED STATEMENTS OF INCOME
          FISCAL YEARS ENDED MAY 1, 2002, MAY 2, 2001 AND MAY 3, 2000

                                                                 Fiscal year ended
                                                        ------------------------------------
                                                          May 1,       May 2,       May 3,
                                                           2002         2001         2000
                                                        (52 Weeks)   (52 Weeks)   (53 Weeks)
                                                        ----------   ----------   ----------
                                                               (Dollars in thousands)
Sales.................................................  $4,191,230   $4,550,391   $4,469,324
Cost of products sold.................................   2,744,344    3,085,270    3,013,574
                                                        ----------   ----------   ----------
Gross profit..........................................   1,446,886    1,465,121    1,455,750
Selling, general and administrative expenses..........     650,933      897,950      752,066
Royalty expense to related parties....................     179,198      129,102       94,347
                                                        ----------   ----------   ----------
Operating income......................................     616,755      438,069      609,337
Interest income.......................................      36,175      110,979      126,236
Interest expense......................................     206,578       10,278        7,138
Dividends from related parties........................     130,720           --           --
Other expenses, net...................................      11,397       21,303       27,896
                                                        ----------   ----------   ----------
Income before income taxes, minority interest and
  cumulative effect of accounting changes.............     565,675      517,467      700,539
Provision for income taxes............................      46,251      205,358      252,244
                                                        ----------   ----------   ----------
Income before minority interest and cumulative effect
  of accounting changes...............................     519,424      312,109      448,295
Minority interest.....................................    (445,707)          --           --
                                                        ----------   ----------   ----------
Income before cumulative effect of accounting
  changes.............................................      73,717      312,109      448,295
Cumulative effect of accounting changes...............          --       (5,211)          --
                                                        ----------   ----------   ----------
Net income............................................  $   73,717   $  306,898   $  448,295
                                                        ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                    CONSOLIDATED AND COMBINED BALANCE SHEETS
                 FISCAL YEARS ENDED MAY 1, 2002 AND MAY 2, 2001

                                                                May 1,       May 2,
                                                                 2002         2001
                                                              ----------   ----------
                                                              (Dollars in thousands)

                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $    6,924   $      393
  Receivables, (net of allowances:
    2002 -- $2,596; 2001 -- $2,606).........................     732,714      506,447
  Due from related parties..................................      72,762       75,429
  Short-term notes receivable from related parties..........     921,014           --
  Inventories:
    Finished goods and work-in-process......................     567,482      515,315
    Packaging material and ingredients......................     142,785      139,855
  Prepaid expenses and other current assets.................      61,439       99,470
                                                              ----------   ----------
       Total current assets.................................   2,505,120    1,336,909
Property, plant and equipment:
  Land......................................................      16,525       18,684
  Buildings and leasehold improvements......................     313,979      399,802
  Equipment, furniture and other............................   1,185,861    1,190,028
  Less accumulated depreciation.............................    (661,429)    (738,731)
                                                              ----------   ----------
       Total property, plant and equipment, net.............     854,936      869,783
Other noncurrent assets:
  Long-term notes receivable from related parties...........      35,000       35,000
  Investments in related parties............................   1,895,245    1,895,245
  Goodwill (net of amortization: 2002 -- $262,439;
    2001 -- $226,085).......................................   1,650,488    1,108,898
  Other intangible assets (net of amortization:
    2002 -- $153,425; 2001 -- $143,375).....................     276,102       99,396
Other noncurrent assets.....................................     267,558      256,260
                                                              ----------   ----------
       Total other noncurrent assets........................   4,124,393    3,394,799
                                                              ----------   ----------
       Total assets.........................................  $7,484,449   $5,601,491
                                                              ==========   ==========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt with related parties......................  $  132,164   $       --
  Portion of long-term debt due within one year.............     451,375       29,833
  Accounts payable..........................................     256,372      321,222
  Accounts payable to related parties.......................     153,968       96,221
  Accrued marketing.........................................      46,603       60,292
  Accrued interest..........................................      79,442        7,159
  Accrued restructuring costs...............................       4,956       42,405
  Other accrued liabilities.................................      94,651      114,528
                                                              ----------   ----------
       Total current liabilities............................   1,219,531      671,660
Long-term debt..............................................   3,936,025       23,932
Deferred income taxes.......................................      23,059      205,134
Other liabilities...........................................      36,431       42,368
                                                              ----------   ----------
       Total long-term debt and other liabilities...........   3,995,515      271,434
Minority interest...........................................   1,758,476           --
Mandatorily Redeemable Series A Preferred shares............     325,000           --
Shareholders' equity:
  Common stock, 1,001,000 shares authorized, 10,560 shares
    issued, $1.00 par value.................................          11           --
  Additional capital........................................     128,050           --
  Retained earnings.........................................      58,035           --
  Accumulated other comprehensive (loss)....................        (169)          --
  Parent company's investment...............................          --    4,658,397
                                                              ----------   ----------
       Total shareholders' equity...........................     185,927    4,658,397
                                                              ----------   ----------
       Total liabilities and shareholders' equity...........  $7,484,449   $5,601,491
                                                              ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                         FISCAL YEAR ENDED MAY 1, 2002

                                                                                          Accumulated
                                                Common Stock                                 Other           Total
                              Comprehensive   ----------------   Additional   Retained   Comprehensive   Shareholders'
                                 Income       Shares   Dollars    Capital     Earnings      (Loss)          Equity
                              -------------   ------   -------   ----------   --------   -------------   -------------
                                                    (Amounts in thousands, except share amounts)
Original contribution of net
  assets....................                  10,560     $11      $135,386                   $(261)        $135,136
Net income -- 2002..........     $73,717                                      $73,717                        73,717
Other comprehensive income
  (loss), net of tax:
  Net change in fair value
    of cash flow hedges.....         252                                                       252              252
  Net hedging losses
    reclassified into
    earnings................        (160)                                                     (160)            (160)
                                 -------
Comprehensive income........     $73,809
                                 =======
Dividends paid to preferred
  shareholders..............                                                  (15,682)                      (15,682)
Adjustment to original net
  assets contributed........                                        (7,336)                                  (7,336)
                                              ------     ---      --------    --------       -----         --------
Balance at May 1, 2002......                  10,560     $11      $128,050    $58,035        $(169)        $185,927
                                              ======     ===      ========    ========       =====         ========

   The accompanying notes are an integral part of these financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
          FISCAL YEARS ENDED MAY 1, 2002, MAY 2, 2001 AND MAY 3, 2000

                                                                    Fiscal year ended
                                                           ------------------------------------
                                                             May 1,       May 2,       May 3,
                                                              2002         2001         2000
                                                           (52 Weeks)   (52 Weeks)   (53 Weeks)
                                                           ----------   ----------   ----------
                                                                  (Dollars in thousands)
OPERATING ACTIVITIES:
  Net income.............................................  $   73,717    $306,898     $448,295
  Adjustments to reconcile net income to cash provided by
     operating activities:
     Depreciation........................................      67,639      70,277       90,219
     Amortization........................................      39,499      51,464       49,467
     Deferred tax provision..............................      14,467      29,417       13,250
     Loss on sale of The All American Gourmet business...          --      94,600           --
     Minority interest...................................     445,707          --           --
     Provision for restructuring.........................      (3,561)    257,983      175,737
     Deferred income.....................................       1,646      22,162         (570)
     Other items, net....................................      (3,165)    (11,605)       9,763
     Changes in current assets and liabilities, excluding
       effects of acquisitions and divestitures:
       Receivables.......................................    (215,473)   (158,331)     (52,916)
       Inventories.......................................    (466,937)     73,329     (100,548)
       Due from/to related parties.......................     142,651    (413,346)     (52,773)
       Accounts payable..................................     (82,632)     10,094       16,341
       Accrued liabilities...............................     (46,396)   (230,964)    (163,654)
       Other.............................................         (50)    (24,456)       1,275
                                                           ----------    --------     --------
          Cash (used for) provided by operating
            activities...................................     (32,888)     77,522      433,886
                                                           ----------    --------     --------
INVESTING ACTIVITIES:
  Capital expenditures...................................     (77,205)   (183,494)    (215,404)
  Proceeds from disposals of property, plant and
     equipment...........................................       3,274     165,450        4,781
  Acquisitions, net of cash acquired.....................    (809,390)   (229,916)     (73,923)
  Proceeds from divestitures.............................          --      96,524       25,000
  Investment in The Hain Celestial Group, Inc. ..........          --     (79,743)     (99,764)
  Other items, net.......................................       8,544        (827)     (34,847)
                                                           ----------    --------     --------
          Cash used for investing activities.............    (874,777)   (232,006)    (394,157)
                                                           ----------    --------     --------
FINANCING ACTIVITIES:
  Payments on long-term debt.............................    (309,900)    (12,160)     (52,110)
  Proceeds from long-term debt...........................   1,992,792          --        4,344
  Payments on commercial paper and short-term borrowings,
     net.................................................    (957,702)         --           --
  Payment of dividends to related parties................          --    (350,648)    (306,244)
  Distributions to Class A partners......................    (108,856)         --           --
  Dividends on preferred shares..........................     (15,682)         --           --
  Proceeds from mandatorily redeemable Series A preferred
     shares..............................................     325,000          --           --
  Net parent advances....................................          --     515,363      313,689
  Other items, net.......................................     (21,190)         --           --
                                                           ----------    --------     --------
          Cash provided by (used for) financing
            activities...................................     904,462     152,555      (40,321)
                                                           ----------    --------     --------
Net decrease in cash and cash equivalents................      (3,203)     (1,929)        (592)
Cash and cash equivalents, beginning of year.............      10,127       2,322        2,914
                                                           ----------    --------     --------
Cash and cash equivalents, end of year...................  $    6,924    $    393     $  2,322
                                                           ==========    ========     ========

   The accompanying notes are an integral part of these financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS FISCAL YEARS ENDED MAY 1, 2002, MAY 2, 2001 AND MAY 3, 2000

1.  BASIS OF PRESENTATION

     On May 3, 2001, H.J. Heinz Company ("Heinz") reorganized its U.S. corporate structure and established two primary companies for the management of U.S. trademarks and for U.S. treasury functions. As a result, all of the U.S. treasury and business operations of Heinz's domestic operations ("the U.S. Group") are now being conducted by H.J. Heinz Finance Company and its wholly-owned subsidiaries, and H.J. Heinz Company, L.P. ("Heinz LP") collectively referred to as "Heinz Finance" in the accompanying notes. H.J. Heinz Finance Company has limited partnership interests in Heinz LP. As part of the reorganization, substantially all assets and liabilities of the U.S. Group, except for finished goods inventories, which were retained by Heinz, were contributed to Heinz LP by Heinz. In addition, certain assets and liabilities that related to the U.S. Group were assumed by Heinz Finance during Fiscal 2002. H.J. Heinz Finance Company also assumed primary liability for approximately $2.9 billion of Heinz's outstanding senior unsecured debt and accrued interest by becoming co-obligor with Heinz.

     Heinz LP owns or leases the operating assets involved in manufacturing throughout the United States which were contributed by Heinz and its subsidiaries, together with other assets and liabilities, to Heinz LP and manages the business. Heinz LP has two classes of limited partnership interests, Class A and Class B that are allocated varying income and cash distributions in accordance with the Heinz LP agreement. H.J. Heinz Finance Company, directly and through wholly-owned subsidiaries, owns the Class B interests. Heinz, directly and through wholly-owned subsidiaries, owns the Class A interests. Heinz Management Company, a wholly-owned subsidiary of Heinz, is the managing General Partner of Heinz LP and employs the salaried personnel of the U.S. Group. Under the partnership agreement, Heinz Finance has the power to control the general partner through majority membership on Heinz LP's management board. The minority interest amounts on the May 1, 2002 balance sheet represents the Class A and General Partner limited partnership interest in Heinz LP, and has been adjusted for the minority partners' share of income and cash distributions.

     The preparation of the May 2, 2001 and May 3, 2000 combined financial statements include the use of "carve out" and "push down" accounting procedures wherein assets, liabilities and expenses historically recorded or incurred at the parent company level or an affiliate of Heinz, which related to or were incurred on behalf of the U.S. Group, have been identified and allocated or pushed down as appropriate to reflect results of the U.S. Group for the periods presented. See Note (6), for a further discussion regarding the allocation of Heinz parent company costs.

2.  SIGNIFICANT ACCOUNTING POLICIES

  FISCAL YEAR

     Heinz Finance operates on a 52- or 53-week fiscal year ending the Wednesday nearest April 30. Fiscal years for the financial statements included herein ended May 1, 2002, May 2, 2001 and May 3, 2000.

  PRINCIPLES OF CONSOLIDATION AND COMBINATION

     The consolidated and combined financial statements include the accounts of Heinz Finance. All intercompany accounts and transactions have been eliminated. Investments owned less than 50%, where significant influence exists, are accounted for on an equity basis. Certain prior-year amounts have been reclassified in order to conform with the Fiscal 2002 presentation.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

  USE OF ESTIMATES

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  CASH EQUIVALENTS

     Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

  INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

  PROPERTY, PLANT AND EQUIPMENT

     Land, buildings and equipment are recorded at cost. For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When property is retired or otherwise disposed, the cost and related depreciation are removed from the accounts and any related gains or losses are included in income.

  INTANGIBLES

     Goodwill, trademarks and other intangibles arising from acquisitions are being amortized on a straight-line basis over periods ranging from seven to 40 years. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See Recently Adopted Accounting Standards regarding the accounting for goodwill and intangibles amortization effective May 2, 2002.

  PARENT COMPANY'S INVESTMENT

     Heinz's investment for fiscal year 2001 and 2000 represents the original investment by Heinz plus accumulated net income, less dividends, capital contributions, certain intercompany accounts and current federal and state income taxes payable.

  REVENUE RECOGNITION

     Heinz Finance recognizes revenue when title, ownership and risk of loss pass to the customer. See Recently Adopted Accounting Standards for additional information.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

  ADVERTISING EXPENSES

     Advertising costs are expensed in the year in which the advertising first takes place.

  INCOME TAXES

     Until July 6, 2001, Heinz Finance joined with Heinz in the filing of a consolidated U.S. income tax return and state income tax returns. After July 6, 2001, H.J. Heinz Finance Company began filing its own consolidated U.S. income tax return. U.S. tax expense for all periods prior to July 7, 2001, and state tax expense for all years includes the effect of certain tax sharing agreements Heinz Finance has with Heinz regarding these consolidated filings. Specifically, Heinz charged (refunded) Heinz Finance at the U.S. statutory rate for its actual taxable income (loss). In addition, Heinz charges Heinz Finance for its share of consolidated state tax expense based on Heinz Finance's share of the state allocation factors.

     Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

  FINANCIAL INSTRUMENTS

     Heinz Finance uses derivative financial instruments for the purpose of hedging interest rate and price exposures which exist as part of ongoing business operations. As a policy, Heinz Finance does not engage in speculative or leveraged transactions, nor does Heinz Finance hold or issue financial instruments for trading purposes.

     The cash flows related to financial instruments are classified in the consolidated and combined statements of cash flows in a manner consistent with those of the transactions being hedged.

  RECENTLY ADOPTED ACCOUNTING STANDARDS

     In September 2000, the FASB Emerging Issues Task Force ("EITF") issued new guidelines entitled, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products." In addition, during May 2000, the EITF issued new guidelines entitled "Accounting for Certain Sales Incentives." Both of these issues provide guidance primarily on income statement classification of consideration from a vendor to a purchaser of the vendor's products, including both customers and consumers. Generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration.

     In the fourth quarter of Fiscal 2002, Heinz Finance adopted these new EITF guidelines. The adoption of these EITF guidelines resulted in a reduction of revenues of approximately $437 million in Fiscal 2002, $388 million in Fiscal 2001 and $320 million in Fiscal 2000. Selling, general and administrative expense ("SG&A") was correspondingly reduced such that net income was not affected. Prior periods presented have been reclassified to conform with the current year presentation.

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES goodwill to reporting units and goodwill impairment testing. Heinz Finance has adopted the provisions of SFAS Nos. 141 and 142 for all business combinations after June 30, 2001.

     Effective May 2, 2002, Heinz Finance will adopt SFAS No. 142 for existing goodwill and other intangible assets. Heinz Finance is currently evaluating the impact of adopting SFAS No. 142 on the consolidated financial statements. The reassessment of intangible assets, including the ongoing impact of amortization, must be completed during the first quarter of Fiscal 2003. The assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of Fiscal 2003. Total amortization of goodwill and other intangible assets was $34.3 million and $5.2 million in Fiscal 2002, $35.0 million and $16.5 million in Fiscal 2001 and $32.5 million and $17.0 million in Fiscal 2000, respectively.

     In Fiscal 2001, Heinz Finance changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, Heinz Finance recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect of the change on prior years resulted in a charge to income of $4.8 million (net of income taxes of $2.8 million), which has been included in net income for the year ended May 3, 2000. The change did not have a significant effect on revenue or results of operations for the year ended May 2, 2001. The pro forma amounts, assuming that the new revenue recognition method had been applied retroactively to prior periods, were not materially different from the amounts shown in the combined statements of income for the year ended May 3, 2000. In addition, in Fiscal 2001, Heinz Finance adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which resulted in a cumulative effect of an accounting change that reduced net income by $0.4 million.

  RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for fiscal years beginning after June 15, 2002. Heinz Finance does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of property, plant and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. This standard will be effective for Heinz Finance beginning in Fiscal 2003. Heinz Finance does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

3.  ACQUISITIONS

     All of the following acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition date. Operating results of businesses acquired have been included in the consolidated and combined statements of income from the respective acquisition dates forward. Pro forma results of Heinz Finance, assuming all of the following acquisitions had been made at the beginning of each period presented, would not be materially different from

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES the results reported. There are no significant contingent payments, options or commitments associated with any of the acquisitions.

  FISCAL YEAR 2002

     Heinz Finance acquired the following businesses for a total of $813.9 million, which was paid primarily in cash, including obligations to sellers of $2.5 million:

     - In July 2001, Heinz Finance completed the acquisition of Borden Food Corporation's pasta sauce, dry bouillon and soup businesses including such brands as Classico pasta sauces, Aunt Millie's pasta sauce, Mrs. Grass Recipe soups and Wyler's bouillons and soups.

     - In August 2001, Heinz Finance completed the acquisition of Delimex Holdings, Inc., a leading maker of frozen Mexican food products such as taquitos, quesadillas, tamales and rice bowls.

     - In September 2001, Heinz Finance completed the acquisition of Anchor Food Products branded retail business, which includes the retail licensing rights to the T.G.I. Friday's brand of frozen snacks and appetizers and the Popper's brand of retail appetizer lines.

     - Heinz Finance also made other smaller acquisitions.

     The preliminary allocation of the purchase price resulted in goodwill of $571.2 million, which was assigned to the U.S. Frozen segment ($375.3 million) and Heinz North America segment ($195.9 million). Of that amount, $367.8 million is expected to be deductible for tax purposes. In addition, $186.0 million of intangible assets were acquired, of which $91.1 million was assigned to brands and trademarks that are not subject to amortization. The remaining $94.9 million of acquired intangible assets has a weighted-average useful life of approximately 27 years. The intangible assets that make up that amount include brands and trademarks of $39.1 million (38-year weighted-average useful life), licensing agreements of $45.8 million (20-year weighted-average useful life) and patents of $10.0 million (18-year weighted-average useful life).

  FISCAL YEAR 2001

     Heinz Finance acquired businesses for a total of $234.0 million, including obligations to sellers of $4.1 million. The allocations of the purchase price resulted in goodwill of $186.5 million and trademarks and other intangible assets of $0.1 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.

     On March 1, 2001, Heinz Finance acquired two privately held U.S. foodservice companies: Cornucopia, Inc. of Irvine, California, and Central Commissary, Inc. of Phoenix, Arizona. Both companies make and market refrigerated and frozen reciped food products. Also during Fiscal 2001, Heinz Finance completed the acquisitions of IDF Holdings, Inc., the parent of International DiverseFoods Inc., a leading manufacturer of customized dressings, sauces, mixes and condiments for restaurant chains and foodservice distributors, and Alden Merrell Corporation, a manufacturer of high-quality, premium-priced frozen desserts for casual dining restaurants and foodservice distributors.

     On June 19, 2000, Heinz Finance exercised its preemptive right to purchase an additional 2,582,774 shares of The Hain Celestial Group, Inc. ("Hain") for $79.7 million, or $30.88 per share. The transaction restored Heinz Finance's ownership interest in Hain to 19.5%. Heinz Finance's ownership was diluted as a result of Hain's stock-for-stock merger with Celestial Seasonings on May 30, 2000.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

  FISCAL YEAR 2000

     Heinz Finance acquired businesses for a total of $84.4 million, including obligations to sellers of $10.4 million. The allocations of the purchase price resulted in goodwill of $56.5 million, which is being amortized on a straight-line basis over periods not exceeding 40 years. During Fiscal 2000, Heinz Finance completed the acquisition of Quality Chef Foods, a leading manufacturer of frozen heat-and-serve soups, entrees and sauces; Yoshida, a line of Asian sauces marketed in the U.S.; and Thermo Pac, Inc., a U.S. leader in single-serve condiments.

     On September 27, 1999, Heinz Finance and Hain announced an agreement to form a strategic alliance for the global production and marketing of natural and organic foods and soy-based beverages. Heinz Finance's investment of $99.8 million gave it a 19.5% interest in Hain. Heinz Finance will provide procurement, manufacturing and logistic expertise while Hain will provide marketing, sales and distribution services. Additionally, Hain acquired from Heinz Finance the trademark for Earth's Best organic baby foods. Heinz Finance's investment in Hain is recorded in other noncurrent assets in the accompanying consolidated and combined balance sheets and equity income/loss is recorded in other expenses in the accompanying consolidated and combined statements of income.

4.  DIVESTITURES

     On February 9, 2001, Heinz Finance announced it had sold The All American Gourmet business and its Budget Gourmet and Budget Gourmet Value Classics brands of frozen entrees for $55.0 million. The transaction resulted in a pretax loss of $94.6 million. The All American Gourmet business contributed approximately $141.4 million in sales for Fiscal 2000.

     Pro forma results of Heinz Finance, assuming the above divestiture had been made at the beginning of each period presented, would not be materially different from the results reported.

5.  RESTRUCTURING CHARGES

  STREAMLINE

     In the fourth quarter of Fiscal 2001, Heinz announced a restructuring initiative named "Streamline" which includes an organizational restructuring aimed at reducing overhead costs and the consolidation of Heinz Finance's canned pet food production to Bloomsburg, Pennsylvania (which results in ceasing canned pet food production at Heinz Finance's Terminal Island, California facility).

     During the first quarter of Fiscal 2002, Heinz Finance recognized implementation costs totaling $1.2 million pretax. In the fourth quarter of Fiscal 2002, Heinz Finance recorded a benefit of $4.7 million pretax to reflect revisions in original cost estimates. This benefit was primarily the result of lower than expected contract exit costs associated with Heinz Finance's Terminal Island, California facility. Total Fiscal 2002 pretax charges of $1.1 million were classified as cost of products sold and a pretax benefit of $4.6 million is classified as SG&A. In addition, Heinz Management Company, a wholly-owned subsidiary of Heinz, assumed a portion of the Heinz Finance's restructuring liability as a result of the realignment that occurred on May 3, 2001.

     During Fiscal 2001, Heinz Finance recognized restructuring charges and implementation costs totaling $84.7 million pretax. Pretax charges of $65.3 million were classified as cost of products sold

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES and $19.4 million as SG&A. The major components of the net restructuring charge and implementation costs and the remaining accrual balance as of May 1, 2002 and May 2, 2001 were as follows:

                                              Employee
                                   Noncash   Termination
                                    Asset        and         Accrued
                                   Write-     Severance       Exit       Implementation
                                    Downs       Costs         Costs          Costs        Total
                                   -------   -----------   -----------   --------------   -----
                                                          (In millions)
Restructuring and implementation
  costs -- Fiscal 2001...........   $34.7       $15.4         $22.8          $11.8        $84.7
Amounts utilized -- Fiscal
  2001...........................   (34.7)       (5.8)         (1.7)         (11.8)       (54.0)
                                    -----       -----         -----          -----        -----
Accrued restructuring costs --
  May 2, 2001....................      --         9.6          21.1             --         30.7
Implementation costs -- Fiscal
  2002...........................      --          --            --            1.2          1.2
Revisions to accruals and asset
  write-downs -- Fiscal 2002.....     4.3        (3.1)         (5.9)            --         (4.7)
Amounts utilized -- Fiscal
  2002...........................    (4.3)       (2.5)        (10.4)          (1.2)       (18.4)
Liability assumed by related
  party  -- Fiscal 2002..........      --        (3.8)         (0.6)            --         (4.4)
                                    -----       -----         -----          -----        -----
Accrued restructuring costs --
  May 1, 2002....................   $  --       $ 0.2         $ 4.2          $  --        $ 4.4
                                    =====       =====         =====          =====        =====

     During Fiscal 2002, Heinz Finance utilized $12.9 million of severance and exit cost accruals, principally for ceasing canned pet food production in its Terminal Island, California facility, and its overhead reduction plan.

     Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of Heinz Finance's decision to consolidate its canned pet food production operations. Non-cash asset write-downs totaled $39.0 million and related to property, plant and equipment ($30.6 million) and current assets ($8.4 million). Long-term asset write-downs were based on third-party appraisals, contracted sales prices or management's estimate of salvage value. Current asset write-downs included inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.

     Employee termination and severance costs are primarily related to involuntary terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges related to the approved projects are also included as a component of total severance costs ($5.3 million).

     Exit costs are primarily contractual obligations incurred as result of Heinz Finance's decision to exit these facilities.

     Implementation costs were recognized as incurred in Fiscal 2002 ($1.2 million pretax) and Fiscal 2001 ($11.8 million pretax) and consist of incremental costs directly related to the implementation of the Streamline initiative. These include cost premiums related to production transfers, idle facility costs, consulting costs and relocation costs.

     In Fiscal 2001, Heinz Finance ceased production of canned pet food in its Terminal Island, California facility. In Fiscal 2002, Heinz Finance continued and substantially completed its over-

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES head reduction plan. These actions resulted in a net reduction of Heinz Finance's workforce of approximately 200 employees.

  OPERATION EXCEL

     In Fiscal 1999, Heinz announced a growth and restructuring initiative, named "Operation Excel." This initiative was a multi-year, multi-faceted program which established manufacturing centers of excellence, focused the product portfolio, realigned Heinz Finance's management teams and invested in growth initiatives.

     Creating manufacturing centers of excellence resulted in significant changes to Heinz Finance's manufacturing footprint including the following initiatives: focused the Pittsburgh, Pennsylvania factory on soup and baby food production and shifted other production to existing facilities, downsized the Pocatello, Idaho factory by shifting Bagel Bites production to the Ft. Myers, Florida factory, and shifted certain Smart Ones entree production to the Massillon, Ohio factory, closed the El Paso, Texas pet treat facility and transferred production to the Topeka, Kansas factory and to co-packers, and disposed of the Bloomsburg, Pennsylvania frozen pasta factory.

     As part of Operation Excel, Heinz Finance focused the portfolio of product lines on six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soup, beans and pasta meals; infant foods; and pet products.

     Realigning Heinz Finance's management teams provided processing and product expertise. Specifically, Operation Excel established a single frozen food headquarters, resulting in the closure of Heinz Finance's Ore-Ida head office in Boise, Idaho and established a single U.S. Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania, resulting in the relocation of Heinz Finance's seafood and pet food headquarters from Newport, Kentucky.

     Heinz Finance substantially completed Operation Excel. During Fiscal 2002, Heinz Management Company, a wholly-owned subsidiary of Heinz, assumed a portion of the Heinz Finance's restructuring liability as a result of the realignment that occurred on May 3, 2001.

     During Fiscal 2001, Heinz Finance recognized restructuring charges of $44.8 million pretax. These charges were associated with exiting Heinz Finance's can making operations, which were sold during Fiscal 2001, and higher than originally expected severance costs associated with creating the single U.S. Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania. This charge was recorded in cost of products sold ($36.3 million) and SG&A ($8.5 million). This charge was offset by reversals of unutilized Operation Excel accruals and asset write-downs of $21.0 million pretax. These reversals were recorded in cost of products sold ($8.2 million) and SG&A ($12.7 million) and were primarily the result of revisions in estimates of fair values of assets which were disposed of as part of Operation Excel and Heinz Finance's decision not to exit certain warehouses due to higher than expected volume growth. Implementation costs of $149.5 million pretax were also recognized in Fiscal 2001. These costs were classified as costs of products sold ($62.2 million) and SG&A ($87.3 million).

     During Fiscal 2000, Heinz Finance recognized restructuring charges of $95.3 million pretax. Pretax charges of $53.5 million were classified as cost of products sold and $41.8 million as SG&A. Also during Fiscal 2000, Heinz Finance recorded a reversal of $16.4 million pretax of Fiscal 1999 restructuring accruals and asset write-downs, primarily for the closure of the West Chester, Pennsylvania facility, which remains in operation as a result of the sale of the Bloomsburg frozen pasta facility in Fiscal 2000. Implementation costs of $96.9 million pretax were classified as cost of products sold ($33.7 million) and SG&A ($63.2 million).

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

     During Fiscal 1999, Heinz Finance recognized restructuring charges and implementation costs totaling $156.1 million pretax. Pretax charges of $94.3 million were classified as cost of products sold and $61.8 million as SG&A.

     Implementation costs were recognized as incurred and consisted of incremental costs directly related to the implementation of Operation Excel, including consulting fees, employee training and relocation costs, unaccruable severance costs associated with terminated employees, equipment relocation costs and commissioning costs.

     The major components of the restructuring charges and implementation costs and the remaining accrual balances as of May 1, 2002, May 2, 2001 and May 3, 2000 were as follows:

                                              Employee
                                   Noncash   Termination
                                    Asset        and       Accrued
                                   Write-     Severance     Exit     Implementation
                                    Downs       Costs       Costs        Costs         Total
                                   -------   -----------   -------   --------------   -------
                                                         (In millions)
Accrued restructuring costs --
  April 28, 1999.................  $   --      $  8.4       $15.7       $    --       $  24.1
Restructuring and Implementation
  costs -- 2000..................    50.2        37.4         7.6          96.9         192.1
Accrual reversal -- Fiscal
  2000...........................   (15.4)       (0.6)       (0.4)           --         (16.4)
Amounts utilized -- Fiscal
  2000...........................   (34.8)      (27.0)       (6.9)        (96.9)       (165.6)
                                   ------      ------       -----       -------       -------
Accrued restructuring costs --
  May 3, 2000....................      --        18.2        16.0            --          34.2
Restructuring and implementation
  costs -- 2001..................    33.1         5.2         6.5         149.5         194.3
Accrual reversal -- Fiscal
  2001...........................    (7.9)       (5.1)       (8.0)           --         (21.0)
Amounts utilized -- Fiscal
  2001...........................   (25.2)      (13.7)       (7.4)       (149.5)       (195.8)
                                   ------      ------       -----       -------       -------
Accrued restructuring costs --
  May 2, 2001....................      --         4.6         7.1            --          11.7
Liability assumed by related
  party -- Fiscal 2002...........      --        (4.6)       (6.5)           --         (11.1)
                                   ------      ------       -----       -------       -------
Accrued restructuring costs --
  May 1, 2002....................  $   --      $   --       $ 0.6       $    --       $   0.6
                                   ======      ======       =====       =======       =======

     Non-cash asset write-downs consisted primarily of asset impairments that were recorded as a direct result of Heinz Finance's decision to exit facilities. Net non-cash asset write-downs totaled $25.2 million in Fiscal 2001 and related to property, plant and equipment ($14.9 million) and other current assets ($10.3 million). In Fiscal 2000, non-cash asset write-downs totaled $34.8 million and related to property, plant and equipment ($27.0 million) and current assets ($7.8 million). In Fiscal 1999, non-cash asset write-downs totaled $96.7 million and consisted of property, plant and equipment ($68.2 million), goodwill and other intangibles ($18.7 million) and current assets ($9.8 million). Long-term asset write-downs were based on third-party appraisals, contracted sales prices or management's estimate of salvage value. The carrying value of these long-term assets was approximately $2.4 million at May 3, 2000 and $8.1 million at April 28, 1999. These assets were sold or removed from service by the end of Fiscal 2001. The results of operations, related to these assets, including the effect of reduced depreciation were not material. Current asset write-downs included

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.

     Severance charges are primarily related to involuntary terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges related to the approved projects are also included as a component of total severance costs ($13.6 million and $14.0 million in Fiscal 2000 and Fiscal 1999, respectively).

     Exit costs are primarily related to contract and lease termination costs ($23.8 million of the total $25.7 million net exit costs).

     Heinz Finance has closed or exited all of the five factories that were scheduled for closure. In addition, Heinz Finance also exited its can making operations. Operation Excel impacted approximately 1,700 employees with a net reduction in the workforce of approximately 1,400 after expansion of certain facilities. The exit of Heinz Finance's can making operations resulted in a reduction of the workforce of approximately 500 employees. During Fiscal 2001, Fiscal 2000 and Fiscal 1999, Heinz Finance's workforce had a net reduction of approximately 700 employees, 500 employees and 200 employees, respectively.

6.  RELATED PARTY TRANSACTIONS

  EMPLOYEE COSTS

     Certain of Heinz's general and administrative expenses are allocated to Heinz Finance. In Fiscal 2001 and 2000, total costs allocated, which included charges for salaries of corporate officers and staff and other Heinz corporate overhead, were based on a percent of revenue which represents a reasonable allocation in the opinion of management. In Fiscal 2002, these costs primarily include a management charge of all salaried employee costs from the Heinz Management Company. Total costs charged to Heinz Finance for these services were $334.8 million, $28.4 million and $28.7 million for fiscal years 2002, 2001 and 2000, respectively. These costs are recorded as cost of products sold and SG&A expense in the accompanying consolidated and combined statements of income.

     Heinz charges Heinz Finance for its share of group health insurance costs for eligible company employees based upon location-specific costs, overall insurance costs and loss experience incurred during a calendar year. In addition, various other insurance coverages are also provided to Heinz Finance through Heinz's corporate programs. Workers compensation, auto, property, product liability and other insurance coverages are charged directly based on Heinz Finance's loss experience. Amounts charged to Heinz Finance for insurance costs were $65.2 million, $80.3 million and $73.7 million for fiscal years 2002, 2001 and 2000, respectively, and are recorded in SG&A expense in the accompanying consolidated and combined statements of income.

     Pension costs and postretirement costs are also charged to Heinz Finance based upon eligible employees participating in the Plans. See Note (12).

  CASH MANAGEMENT

     In Fiscal 2001, the U.S. Group maintained a cash management arrangement with Heinz. On a daily basis, all available cash was deposited and disbursements were withdrawn. Heinz charged (credited) the U.S. Group interest on the average daily balance maintained in the resulting intercompany account. Net interest expense (income) related to this arrangement, included in the combined statements of income was $3.3 million and ($4.7) million in fiscal years 2001 and 2000,

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES respectively. The interest rate charged to or received by the U.S. Group was 6.73% and 6.57% in fiscal years 2001 and 2000, respectively.

     Beginning in Fiscal 2002, Heinz Finance became the treasury center for cash management and debt financing for all of Heinz's domestic operations resulting in the $788.9 million of net short-term notes receivable with related parties on the Fiscal 2002 consolidated balance sheet. An average interest rate of 2.99% was charged on these notes resulting in $34.2 million of interest income for fiscal year 2002.

  PRODUCTS SALES AND PURCHASES

     Heinz Finance sells and purchases products and services to and from other Heinz affiliates. The result of related party transactions is the $72.8 million and $75.4 million balances due from related parties in fiscal years 2002 and 2001, respectively, and the $154.0 million and $96.2 million balances for accounts payable to related parties in fiscal years 2002 and 2001, respectively. Product sales to related parties were $55.9 million, $61.1 million and $53.8 million in fiscal years 2002, 2001 and 2000, respectively, and purchases from related parties were $399.6 million, $421.4 million and $543.8 million in fiscal years 2002, 2001 and 2000, respectively.

  OTHER RELATED PARTY ITEMS

     Heinz Finance sold undivided interests in certain accounts receivable to a Heinz affiliate, Receivables Servicing Company ("RSC"). Heinz Finance sold $619.2 million and $1,291.0 million of receivables net of discount expense of $2.8 million and $9.4 million in fiscal years 2002 and 2001, respectively, to RSC. At the fiscal years ending 2002 and 2001, respectively, Heinz Finance had $0 and $126.9 million of receivables sold to RSC. These sales were reflected as reductions of trade accounts receivable. Heinz Finance's contract with RSC terminated in December 2001.

     Until the fourth quarter of Fiscal 2001, Heinz Finance had outstanding notes receivable from Heinz affiliates which were used for working capital purposes and to fund acquisitions. The short-term notes had interest rates ranging from 6.50% to 7.00%. The long-term notes had interest rates ranging from 6.75% to 7.50% with a maturity of May 2003. Interest income earned by Heinz Finance related to these receivables was $104.3 million and $115.9 million in fiscal years 2001 and 2000, respectively. In the fourth quarter of Fiscal 2001, these notes receivable from related parties were exchanged by Heinz Finance with a subsidiary of Heinz, PM Holding, Inc. ("PM Holding"), for $1.9 billion of non-voting, 6.5% cumulative non-participating preferred stock of PM Holding. This dividend amounted to $130.7 million for fiscal year 2002. This preferred stock investment is recorded in the Investments in related parties balance on the consolidated and combined balance sheets as of May 1, 2002 and May 2, 2001.

     Heinz Finance paid royalties of $179.2 million, $129.1 million and $94.3 million in fiscal years 2002, 2001 and 2000, respectively, to Promark International, Inc., a wholly owned subsidiary of Heinz, for the use of certain trademarks.

     The $35.0 million long-term note receivable from related parties recorded on the accompanying consolidated and combined balance sheets for fiscal year 2002 and 2001 relates to a receivable from Heinz that was contributed to Heinz Finance in exchange for common stock of Heinz Finance. The common stock balance on the consolidated statement of shareholders' equity reflects a 4-for-1 common stock split which occurred in Fiscal 2002.

     The portion of long-term debt due within one year on the May 2, 2001 combined balance sheet includes a $21.0 million interest-bearing loan with a 6.00% interest rate to a related party, Caribbean Fishing Company. In addition, the long-term debt balance on the May 2, 2001 combined

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES balance sheet includes a $5.4 million non-interest bearing loan to another related party, Boise Associates, Inc.

     Heinz Finance received an administrative fee from Heinz for acting as the agent in the sale of the retained inventory discussed in Note (1). This fee is $10.9 million for fiscal year 2002, which is recorded as income in SG&A expense in the accompanying consolidated statement of income.

7.  INCOME TAXES

     The following table summarizes the provision for U.S. federal and state taxes on income:

                                                       2002       2001       2000
                                                      -------   --------   --------
                                                             (In thousands)
Current:
  U.S. federal......................................  $28,173   $176,776   $227,632
  State.............................................    3,611       (835)    11,362
                                                      -------   --------   --------
                                                       31,784    175,941    238,994
Deferred:
  U.S. federal......................................   13,851     25,759     12,929
  State.............................................      616      3,658        321
                                                      -------   --------   --------
                                                       14,467     29,417     13,250
                                                      -------   --------   --------
     Total tax provision............................  $46,251   $205,358   $252,244
                                                      =======   ========   ========

     The differences between the U.S. federal statutory tax rate and Heinz Finance's combined effective tax rate are as follows:

                                                              2002    2001   2000
                                                              -----   ----   ----
U.S. federal statutory tax rate.............................   35.0%  35.0%  35.0%
State income taxes (net of federal benefit).................    0.7    0.6    1.1
Goodwill amortization.......................................    0.4    1.2    0.9
Nontaxable minority interest in Heinz LP....................  (27.6)    --     --
Other.......................................................   (0.3)   2.9   (1.0)
                                                              -----   ----   ----
Effective tax rate..........................................    8.2%  39.7%  36.0%
                                                              =====   ====   ====

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

     The deferred tax (assets) and deferred tax liabilities recorded on the balance sheet as of May 1, 2002 and May 2, 2001 are as follows:

                                                               2002       2001
                                                              -------   --------
                                                                (In thousands)
Depreciation/amortization...................................  $20,310   $242,023
Investment in limited partnership...........................    5,751         --
Other.......................................................      258     21,669
                                                              -------   --------
                                                               26,319    263,692
Provision for estimated expenses............................       --    (39,788)
Operating loss carryforwards................................   (1,158)    (3,171)
Promotions and advertising..................................       --     (3,436)
Other.......................................................   (2,609)   (62,205)
                                                              -------   --------
                                                               (3,767)  (108,600)
                                                              -------   --------
Net deferred tax liabilities................................  $22,552   $155,092
                                                              =======   ========

     At the end of 2002, net operating loss carryforwards totaled $3.3 million and expire through 2021. The U.S. income tax returns of Heinz have been audited by the Internal Revenue Service for all years through 1994.

8.  DEBT AND PREFERRED STOCK

     On September 6, 2001, Heinz Finance, Heinz and a group of domestic and international banks entered into a $1.50 billion credit agreement which expires in September 2006 and an $800 million credit agreement which expires in September 2002. These credit agreements, which support Heinz Finance's commercial paper program, replaced the $2.30 billion credit agreement which expired on September 6, 2001.

     As of May 1, 2002, $89.1 million of domestic commercial paper is classified as long-term debt due to the long-term nature of the supporting credit agreement. Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2002 of 2.9% and at year-end of 2.0%.

                                              Range of      Maturity
                                              Interest    (Fiscal Year)      2002       2001
                                             ----------   -------------   ----------   -------
                                                              (In thousands)
Long-term
  Commercial paper.........................    Variable          2007     $   89,142   $    --
  Senior unsecured notes and debentures....   6.00-7.00%    2003-2032      2,756,305        --
  Eurodollar notes.........................   5.05-5.95     2003-2005        521,845        --
  Revenue bonds............................        3.39          2027          6,442    12,392
  Promissory notes.........................   3.25-6.00     2003-2017          3,296     5,081
  Remarketable securities..................        6.49          2021      1,000,000        --
  Other....................................  6.50-7.925     2002-2034         10,370    36,292
                                                                          ----------   -------
     Total long-term debt..................                                4,387,400    53,765
  Less portion due within one year.........                                  451,375    29,833
                                                                          ----------   -------
                                                                          $3,936,025   $23,932
                                                                          ==========   =======

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

     The amount of long-term debt that matures in each of the four years succeeding 2003 is: $1.6 million in 2004, $272.6 million in 2005, $0.5 million in 2006 and $89.7 million in 2007.

     On March 7, 2002, Heinz Finance issued $700 million of 6.00% Guaranteed Notes due March 15, 2012 and $550 million of 6.75% Guaranteed Notes due March 15, 2032, which are guaranteed by Heinz. The proceeds were used to retire commercial paper borrowings.

     The $1.0 billion of remarketable securities due November 2020 have a coupon rate of 6.82%. The securities are subject to mandatory tender by all holders to the remarketing dealer on each November 15, and the interest rate will be reset on such dates. If the remarketing dealer does not elect to exercise its right to a mandatory tender of the securities or otherwise does not purchase all of the securities on a remarketing date, then Heinz Finance is required to repurchase all of the securities on the remarketing date at 100% of the principal amount plus accrued interest. Heinz Finance received a premium from the remarketing dealer for the right to require the mandatory tender of the securities. The amortization of the premium resulted in an effective interest rate of 5.82% through November 15, 2001. On November 15, 2001, the remarketing dealer exercised its right to a mandatory tender of the securities and purchased all of the securities and remarketed the securities at an effective yield to Heinz Finance of 6.49% through November 15, 2002. Because the remarketable securities may be refinanced by the $1.5 billion credit agreement discussed above, they are classified as long-term debt.

     On July 6, 2001, Heinz Finance issued $750 million of 6.625% Guaranteed Notes due July 15, 2011. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings and financing acquisitions and ongoing operations. In addition, Heinz Finance raised $325 million via the issuance of Voting Cumulative Preferred Stock, Series A with a liquidation preference of $100,000 per share. The Series A Preferred shares are entitled to receive quarterly dividends at a rate of 6.226% per annum and are required to be redeemed for cash on July 15, 2008.

     In Fiscal 2002, Heinz Finance entered into interest rate swaps in order to convert certain fixed-rate debt to floating. These swaps have an aggregate notional value of $2.05 billion and an average maturity of 16.4 years. The weighted-average fixed rate of the associated debt is 6.45%; however, the effective rate after taking into account the swaps is 3.14%.

9.  PARENT COMPANY INVESTMENT

     The components of the investment by Heinz as of May 2, 2001 and May 3, 2000 are as follows:

                                                                2001         2000
                                                             ----------   ----------
                                                                 (In thousands)
Parent company investment, beginning of year...............  $4,198,271   $3,742,531
Net income.................................................     306,898      448,295
Dividends paid to related parties..........................    (350,648)    (306,244)
Net parent advances........................................     515,363      313,689
Transfer of investment balance.............................     (11,487)          --
                                                             ----------   ----------
Parent company investment, end of year.....................  $4,658,397   $4,198,271
                                                             ==========   ==========

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

10.  SUPPLEMENTAL CASH FLOW INFORMATION

     Net cash paid during the year for:

                                                       2002       2001       2000
                                                     --------   --------   --------
                                                             (In thousands)
Interest expense...................................  $182,202   $  1,569   $  1,907
                                                     ========   ========   ========
Income taxes.......................................  $ 32,602   $     --   $     --
                                                     ========   ========   ========
Details of acquisitions:
  Fair value of assets.............................  $863,771   $247,270   $108,229
  Liabilities*.....................................    52,393     17,354     32,047
                                                     --------   --------   --------
  Cash paid........................................   811,378    229,916     76,182
  Less cash acquired...............................     1,988         --      2,259
                                                     --------   --------   --------
Net cash paid for acquisitions.....................  $809,390   $229,916   $ 73,923
                                                     ========   ========   ========

* Includes obligations to sellers of $2.5 million, $4.1 million and $10.4 million in 2002, 2001 and 2000, respectively.

11.  MANAGEMENT INCENTIVE PLAN

     Heinz's management incentive plan covers officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. In Fiscal 2002, all of Heinz Finance's compensation under the management incentive plan was recorded on the Heinz Management Company and subsequently charged back to Heinz Finance (see Note 6). Compensation under the management incentive plan was $4.6 million in 2001 and $15.4 million in 2000.

12.  EMPLOYEE RETIREMENT BENEFITS

     Employees participate in certain defined benefit pension plans, certain defined contribution plans, and certain stock option plans, all of which are sponsored by Heinz. Heinz Finance also provides post-retirement health care and life insurance benefits for employees who meet the eligibility requirements of the Heinz plans. Retirees share in the cost of these benefits based on age and years of service.

     Heinz allocates costs for the defined benefit plans to Heinz Finance as determined by actuarial valuations. Company contributions to the defined contribution plans amount to a qualified age-related contribution, a matching of employee's contributions up to a specified amount, and for certain employees, supplemental contributions.

     The following (income) expense was included in the Heinz Finance's statements of income:

                                                         2002       2001      2000
                                                        -------   --------   -------
                                                               (In thousands)
Defined Benefit Pension Plans.........................  $(3,279)  $(15,311)  $(8,968)
Defined Benefit Postretirement Medical................  $ 5,918   $  9,697   $ 7,705
Defined Contribution Plans............................  $ 3,782   $ 17,677   $15,972

     Employees also participate in the Employee Stock Ownership Plan ("ESOP") and the Global Stock Purchase Plan ("GSPP"). Heinz established the ESOP in 1990 to replace in full or in part Heinz Finance's cash-matching contributions to the H.J. Heinz Company Employees Retirement and Saving Plan, a 401(k) plan for salaried employees. The GSPP gives employees an option to

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES acquire stock at the lower of 85% of the fair market value of Heinz's stock on the first or last day of a purchase period.

13.  FINANCIAL INSTRUMENTS

  COMMODITY PRICE HEDGING

     Heinz Finance uses commodity futures and options in order to reduce price risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges.

  INTEREST RATE HEDGING

     Heinz Finance uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the risk being hedged. During Fiscal 2002, Heinz Finance entered into interest rate swaps with a notional amount of $2.05 billion to swap fixed-rate debt to floating (see Note 8). These swaps were designated as fair value hedges.

  HEDGE INEFFECTIVENESS

     During Fiscal 2002, hedge ineffectiveness related to cash flow hedges, which is reported in the consolidated statement of income, was not significant.

  DEFERRED HEDGING GAINS AND LOSSES

     As of May 1, 2002, Heinz Finance is hedging forecasted transactions for periods not exceeding 12 months, and expects $0.2 million of net deferred loss reported in accumulated other comprehensive income to be reclassified to earnings within that time frame. During Fiscal 2002, the net deferred losses reclassified to earnings because the hedged transaction was no longer expected to occur were not significant.

  CONCENTRATIONS OF CREDIT RISK

     For Fiscal 2002, one customer represented more than 10% of Heinz Finance's sales and the top ten customers represented over 30% of Heinz Finance's sales. Heinz Finance closely monitors the credit risk associated with these customers and has never experienced significant losses.

     Counterparties to interest rate derivatives consist of large major international financial institutions. Heinz Finance continually monitors its positions and the credit ratings of the counterparties involved and, by policy, limits the amount of credit exposure to any one party. While Heinz Finance may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated.

14.  SEGMENT DATA

     Descriptions of Heinz Finance's reportable segments are as follows:

     - Heinz North America -- This segment manufactures, markets and sells ketchup, condiments, sauces, soups, pasta meals and infant foods to the grocery and foodservice channels.

     - U.S. Pet Products and Seafood -- This segment manufactures, markets and sells dry and canned pet food, pet snacks, tuna and other seafood.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

     - U.S. Frozen -- This segment manufactures, markets and sells frozen potatoes, entrees, snacks and appetizers.

     Heinz Finance's management evaluates performance based on several factors including net sales and the use of capital resources; however, the primary measurement focus is operating income excluding unusual costs and gains. Intersegment sales are accounted for at current market values. Items below the operating income line of the consolidated and combined statements of income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by Heinz Finance's management.

     As a result of an internal reorganization, the reportable segments have changed. Accordingly, corresponding items of segment information for earlier periods have been restated to conform with the current year presentation.

     The following table presents information about Heinz Finance's reportable segments:

                                                       Fiscal year ended
                       ---------------------------------------------------------------------------------
                               Net External Sales (a)                      Intersegment Sales
                       ---------------------------------------   ---------------------------------------
                       May 1, 2002   May 2, 2001   May 3, 2000   May 1, 2002   May 2, 2001   May 3, 2000
                       (52 Weeks)    (52 Weeks)    (53 Weeks)    (52 Weeks)    (52 Weeks)    (53 Weeks)
                       -----------   -----------   -----------   -----------   -----------   -----------
                                                        (In thousands)
Heinz North
  America............  $2,005,008    $2,147,044    $1,950,649    $      280    $    2,870    $    3,533
U.S. Pet Products and
  Seafood............   1,121,103     1,434,123     1,636,343            --         1,136         3,086
U.S. Frozen..........   1,065,119       969,224       882,332            28            --            --
                       ----------    ----------    ----------    ----------    ----------    ----------
  Consolidated and
    combined totals..  $4,191,230    $4,550,391    $4,469,324    $      308    $    4,006    $    6,619
                       ==========    ==========    ==========    ==========    ==========    ==========

                                                                         Operating Income (Loss)
                               Operating Income (Loss)                 Excluding Special Items (b)
                       ---------------------------------------   ---------------------------------------
Heinz North
  America............  $  362,631    $  451,469    $  429,125    $  361,537    $  553,569    $  522,995
U.S. Pet Products and
  Seafood............      91,349       (35,077)       84,092        88,882       116,018       138,725
U.S. Frozen..........     165,484        23,257        96,892       165,484       141,180       124,126
Nonoperating (d).....      (2,709)       (1,580)         (772)       (2,709)       (1,580)         (772)
                       ----------    ----------    ----------    ----------    ----------    ----------
  Consolidated and
    combined totals..  $  616,755    $  438,069    $  609,337    $  613,194    $  809,187    $  785,074
                       ==========    ==========    ==========    ==========    ==========    ==========

                                  Depreciation and
                                Amortization Expense
                                                                        Capital Expenditures (c)
                       ---------------------------------------   ---------------------------------------

Total................  $  107,138    $  121,741    $  139,686    $   77,205    $  183,494    $  215,404
                       ==========    ==========    ==========    ==========    ==========    ==========

                                 Identifiable Assets
                       ---------------------------------------
Total North America..  $6,195,915    $3,190,835    $3,376,874
Nonoperating (d).....   1,288,534     2,410,656     1,691,582
                       ----------    ----------    ----------
  Consolidated and
    combined totals..  $7,484,449    $5,601,491    $5,068,456
                       ==========    ==========    ==========

(a) Sales for 2002, 2001 and 2000 reflect the adoption of the new EITF guidelines relating to the classification of consideration from a vendor to a purchaser of a vendor's products, including

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES both customers and consumers. Total net external sales previously reported for fiscal years ended May 2, 2001 and May 3, 2000 were $4,938,197 and $4,789,188.

(b) Fiscal year ended May 1, 2002 -- Excludes net restructuring and implementation benefits of the Streamline initiative as follows: Heinz North America $1.1 million and U.S. Pet Products and Seafood $2.5 million.

    Fiscal year ended May 2, 2001 -- Excludes net restructuring and implementation costs of Operation Excel as follows: Heinz North America $68.2 million, U.S. Pet Products and Seafood $81.8 million and U.S. Frozen $23.3 million. Excludes restructuring and implementation costs of the Streamline initiative as follows: Heinz North America $15.3 million and U.S. Pet Products and Seafood $69.3 million. Excludes the loss on the sale of The All American Gourmet in U.S. Frozen of $94.6 million. Excludes acquisition costs in Heinz North America $18.5 million.

    Fiscal year ended May 3, 2000 -- Excludes net restructuring and implementation costs of Operation Excel as follows: Heinz North America $93.9 million, U.S. Pet Products and Seafood $54.6 million and U.S. Frozen $27.2 million.

(c) Excludes property, plant and equipment obtained through acquisitions.

(d) Includes charges/assets not directly attributable to operating segments.

15.  COMMITMENTS AND CONTINGENCIES

  LEGAL MATTERS

     Certain suits and claims have been filed against Heinz Finance and have not been finally adjudicated. These suits and claims when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on Heinz Finance's consolidated and combined financial position, results of operations or liquidity.

  LEASE COMMITMENTS

     Operating lease rentals for warehouses, production, office facilities and equipment amounted to $38.2 million in 2002, $35.4 million in 2001 and $24.6 million in 2000. Future lease payments for noncancelable operating leases as of May 1, 2002 totaled $211.8 million (2003 -- $16.1 million, 2004 -- $16.8 million, 2005 -- $15.5 million, 2006 -- $13.3 million, 2007 -- $133.0 million and thereafter -- $17.1 million).

  PURCHASE COMMITMENTS

     Heinz Finance entered into an agreement on August 14, 2000 with Impress Metal Packaging Holdings, B.V. ("Impress") to purchase from Impress metal cans and ends annually of approximately $96 million for a ten-year term.

16.  ADVERTISING COSTS

     Advertising costs for fiscal years 2002, 2001 and 2000 were $252.8 million, $211.0 million and $189.1 million, respectively and are recorded either as a reduction of revenue or as a component of SG&A.

17.  SUBSEQUENT EVENTS

     On June 13, 2002, Heinz announced that it will transfer to a wholly-owned subsidiary ("Spinco") certain assets and liabilities of its U.S. pet food and pet snacks, U.S. tuna, U.S. retail

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES private label soup and gravy, College Inn broths and U.S. infant feeding businesses, all of which are owned by Heinz LP, and distribute all of the shares of Spinco common stock on a pro rata basis to its shareholders. Immediately thereafter, Spinco will merge with a wholly-owned subsidiary of Del Monte Foods Company ("Del Monte") resulting in Spinco becoming a wholly-owned subsidiary of Del Monte ("the Merger"). In connection with the Merger, each share of Spinco common stock will be automatically converted into shares of Del Monte common stock that will result in the fully diluted Del Monte common stock at the effective time of the Merger being held approximately 74.5% by Heinz shareholders and approximately 25.5% by the Del Monte shareholders. As a result of the transaction, Heinz Finance will receive approximately $1.1 billion in cash that will be primarily used to retire debt.

     Included in the transaction will be the following brands: StarKist(R), 9-Lives(R), Kibbles 'n Bits(R), Pup-Peroni(R), Snausages(R), Nawsomes(R), Heinz Nature's Goodness(R) baby food and College Inn(R) broths. The following is a summary of the operating results of the businesses to spun off over the past years:

                                                  Fiscal       Fiscal       Fiscal
                                                   2002         2001         2000
                                                ----------   ----------   ----------
                                                           (In thousands)
Revenues......................................  $1,357,713   $1,744,371   $1,943,086
Operating income/(loss).......................  $  148,917   $  (17,690)  $  107,425
Operating income excluding special items......  $  146,450   $  196,372   $  215,789

     The Merger, which has been approved by the Board of Directors of Heinz and Del Monte, is subject to the approval by the shareholders of Del Monte and receipt of a ruling from the Internal Revenue Service that the contribution of the assets and liabilities to Spinco and the distribution of the shares of common stock of Spinco to Heinz shareholders will be tax-free to Heinz, Spinco and the shareholders of Heinz. The Merger is also subject to receipt of applicable governmental approvals and the satisfaction of other customary closing conditions. Heinz expects that the transaction will close late in calendar year 2002 or early in calendar year 2003.